Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto welcomes Australian Competition Tribunal decision on third party access to its rail network

11 February 2013

Rio Tinto welcomes the Australian Competition Tribunal’s decision that its Hamersley and Robe rail lines should not be opened up to other users.

Rio Tinto Iron Ore acting chief executive Paul Shannon said “This is great news. Rio Tinto runs a highly efficient railway that is fully integrated with our port and mine operations. This would be severely hindered if third parties were allowed to run trains on our rail network, not to mention the knock-on negative effect on the Western Australian and national economies from creating such inefficiencies.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media